The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP



19th November 1999



Dear Sir

REUTERS HOLDING PLC

AVS Security Number: 235129

I enclose notification of a share purchase undertaken by the Discretionary Trust of Reuters Chief Executive, Peter Job.

If there are any queries, please contact Ms Janice Buswell, Group Regulatory Adviser.

Yours faithfully,





JANICE BUSWELL
GROUP REGULATORY ADVISOR


Enc.


cc:  Chairman
     PJ
     ROR
     RES Martin
     G Wicks
     B Pringle (Hoare Govett)

---------------          THE LONDON STOCK EXCHANGE                      REF: NEW
AVS NO. 235129           PRIMARY MARKETS
---------------          OLD BROAD STREET, LONDON EC2N 1HP
                         TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

 DISCLOSURE OF INTERESTS IN SHARES OR DEBENTURES AND NOTIFICATIONS OF DEALINGS
                     UNDER THE STOCK EXCHANGE REQUIREMENTS

                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Peter James Denton Job
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     P. Job Discretionary Settlement
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     Discretionary Trust
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     Purchase of Shares
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     11,850 Shares
--------------------------------------------------------------------------------
8)   (    .      %)

     of issued Class Less than 1%
--------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     N/A
--------------------------------------------------------------------------------
10)  (    .      %)

     of issued Class
--------------------------------------------------------------------------------
11)  Class of security

     Ordinary Shares
--------------------------------------------------------------------------------
12)  Price per share

     (pound)6.70
--------------------------------------------------------------------------------
13)  Date of transaction

     19 November 1999
--------------------------------------------------------------------------------
14)  Date company informed

     19 November 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification

     224,498 Ordinary Shares
     Plus 490 shares non-beneficially owned
--------------------------------------------------------------------------------

16)  Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------


IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant


--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable


--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option


--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number


--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification


--------------------------------------------------------------------------------
23)  Any additional information


--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171 542 8187)
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification........19 November .................1999....
--------------------------------------------------------------------------------


     Group Regulatory Advisor
--------------------------------------------------------------------------------
 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP